 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Result of AGM

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 19, 2020 at Carel van Bylandtlaan 16, 2596 HR, The Hague, The Netherlands.  Resolutions 1-20 were carried and resolution 21 (Shareholder resolution) was not carried.

In accordance with the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	3,941,142,878	98.74	50,108,473	1.26	3,991,251,351	51.12%	22,403,419
2	Approval of Directors’ Remuneration Policy	3,705,707,055	92.91	282,966,810	7.09	3,988,673,865	51.09%	24,979,832
3	Approval of Directors’ Remuneration Report	3,806,079,000	95.44	181,791,609	4.56	3,987,870,609	51.08%	25,782,042
4	Appointment of Dick Boer	3,958,051,034	99.10	35,928,504	0.90	3,993,979,538	51.16%	19,629,755
5	Appointment of Andrew Mackenzie	3,962,161,644	99.20	31,997,161	0.80	3,994,158,805	51.16%	19,450,280
6	Appointment of Martina Hund-Mejean	3,961,359,664	99.18	32,838,243	0.82	3,994,197,907	51.16%	19,400,663
7	Reappointment of Ben van Beurden	3,907,961,211	99.14	33,742,027	0.86	3,941,703,238	50.49%	71,942,603
8	Reappointment of Neil Carson	3,860,964,660	97.97	80,041,947	2.03	3,941,006,607	50.48%	72,601,078
9	Reappointment of Ann Godbehere	3,908,316,509	99.16	32,973,724	0.84	3,941,290,233	50.48%	72,313,225
10	Reappointment of Euleen Goh	3,902,675,522	99.02	38,469,177	0.98	3,941,144,699	50.48%	72,453,840
11	Reappointment of Charles O. Holliday	3,681,041,757	94.95	195,669,347	5.05	3,876,711,104	49.65%	136,930,907
12	Reappointment of Catherine Hughes	3,902,586,716	99.02	38,699,244	0.98	3,941,285,960	50.48%	72,310,826
13	Reappointment of Sir Nigel Sheinwald	3,856,380,423	98.98	39,907,086	1.02	3,896,287,509	49.90%	117,310,513
14	Reappointment of Jessica Uhl	3,900,387,861	98.97	40,787,627	1.03	3,941,175,488	50.48%	72,421,753
15	Reappointment of Gerrit Zalm	3,901,526,346	99.01	39,145,981	0.99	3,940,672,327	50.47%	72,921,660
16	Reappointment of Auditors	3,975,082,314	99.49	20,279,559	0.51	3,995,361,873	51.17%	18,279,580
17	Remuneration of Auditors	3,981,594,057	99.68	12,599,102	0.32	3,994,193,159	51.16%	19,448,505
18	Authority to allot shares	3,896,571,218	97.58	96,702,176	2.42	3,993,273,394	51.15%	20,319,503
19	Disapplication of pre-emption rights*	3,970,810,698	99.50	20,085,546	0.50	3,990,896,244	51.12%	22,779,667
20	Authority to purchase own shares*	3,902,860,342	97.71	91,290,379	2.29	3,994,150,721	51.16%	19,490,063
21	Shareholder resolution*	552,037,606	14.39	3,283,689,380	85.61	3,835,726,986	49.13%	177,890,663

* Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

May 19, 2020

Linda Coulter
Company Secretary
Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550
Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: May 19, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary